UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                      For the month of October 2003

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10
                                 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




Regulatory News Service

15 October 2003

Dear Sirs

SPIRENT PLC - APPOINTMENT OF DIRECTOR

Following the appointment of Mr Andrew Given as a non-executive director of Spirent plc with effect from 9 October 2003, the following information is disclosed pursuant to Chapter 16.4 of the UK Listing Rules:

Directorships held of public quoted companies in the previous five years:

LogicaCMG plc                    01 April 1990 to 30 December 2002

Spectris plc                     From 05 June 2001

VT Group plc                     From 05 September 2002

There are no other such details that need to be disclosed pursuant to Chapter
16.4 of the UK Listing Rules.

Yours faithfully

Luke Thomas

Deputy Company Secretary

Spirent plc

Tel: (44) (0) 1293 767676


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date  15 October 2003                     By   ____/s/ Luke Thomas____

                                                    (Signature)*